UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1b

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Resignation of Member of the Supervisory Board

On April 3, 2017, Prof. Dr. Dr. Joachim Heinzl notified the supervisory board (the “Supervisory Board”) of voxeljet AG (the “Company”), that he will resign from the Supervisory Board, including the Audit Committee on which he serves, effective following the Company’s annual general meeting (the “AGM”) to be held on May 31, 2017. Prof. Dr. Dr. Heinzl’s decision to resign was not the result of any disagreement with the Company on any matters relating to the Company’s operations, policies or practices.

On April 4, 2017, the Supervisory Board approved the nomination to the Supervisory Board of Mr. Eberhard Weiblen to be elected at the AGM to serve until the AGM to be held in 2019. The Supervisory Board has determined that Mr. Weiblen qualifies as an “independent director” as defined in the New York Stock Exchange Listing Rules. If elected at the AGM, the Supervisory Board intends to appoint Mr. Weiblen to serve as a member of the Supervisory Board’s Audit Committee.

Mr. Weiblen currently is a management consultant and Chairman of the Board of Porsche Consulting GmbH since 2007. Mr. Weiblen currently also serves as President of the Administrative Board of Porsche Consulting S.r.l, (Italy), Chairman of the Shareholders’ Committee of Porsche Consulting Inc. (USA) and Chairman of the Shareholders’ Committee of Porsche Consulting Ltd. (China).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

	By:	/s/ Rudolf Franz

		Name:	Rudolf Franz
		Title:	Chief Financial Officer

Date: April 5, 2017

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